Fax

RECEIVED
2006 NOV -5 P 12:-7
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters [redacted]
Fax	001 202 772 9207
From	Lucie Holloway
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	30/10/06
No. of pages including this one	18

06018167

SUPPL

PROCESSED
NOV 0 3 2006 E
THOMSON
FINANCIAL

Please find attached the Q3 press release from Erste Bank

Kind regards,

Lucie Holloway
Citigate Dewe Rogerson

dlw 11/7

If you have experienced any problems with the transmission of this fax please inform the sender on +44 (0)20 7638 9571

INVESTOR INFORMATION

Vienna, 30 October 2006

Erste Bank posts significant rise in 9-month earnings – net profit up by 28%

FINANCIAL HIGHLIGHTS[1]:

- **Net interest income** rose from EUR 2,063.5 million to **EUR 2,261.5 million (up 9.6%*)**
- **Net commission income** grew from EUR 921.9 million to **EUR 1,036.5 million (up 12.4%)**
- **Operating income** increased from EUR 3,193.9 million to **EUR 3,511.1 million (up 9.9%)**
- **General administrative expenses** went up from EUR 1,990.0 million to **EUR 2,112.3 million (by 6.1%)**
- **Operating result** improved from EUR 1,203.9 million to **EUR 1,398.8 million (up 16.2%)**
- **Pre-tax profit** climbed from EUR 864.4 million to **EUR 1,038.2 million (up 20.1%)**
- **Net profit after minority interests** advanced from EUR 508.8 million to **EUR 649.3 million (up 27.6%)**
- The **cost/income ratio** improved from 61.8% for FY 2005 to **60.2%**
- **Return on equity** in the first three quarters of 2006 (after the Jan 06 capital increase) was **13.0%** compared to 19.0% for FY 2005
- **Total assets** increased from EUR 152.7 billion at end-2005 to **EUR 162.6 billion (up 6.5%)**
- **Earnings per share** rose from EUR 2.12 to **EUR 2.18**
- The **Tier 1 capital ratio** at 30 September 2006 was **10.0%** (versus 6.8% at the end of 2005) and the **solvency ratio** was **14.3%** (compared to 11.0% at end-2005; the legally required minimum is 8.0%)

*) Comparisons are with the nine months ended 30 September 2005 unless stated otherwise.

Summary of business performance

"The results for the first three quarters clearly underline our strength in the retail business", declared Andreas Treichl, Chief Executive Officer of Erste Bank der oesterreichischen Sparkassen AG. "Consistent strong demand on the credit side and steady, high growth rates in net interest and net commission income reveal the profit potential inherent in our customer base which now numbers more than 15 million.

Also, especially in the third quarter, we benefited from interest rate increases made by the local central banks", continued Treichl. "Although the third quarter is normally a weaker period for our banking business, this year's third-quarter operating result was the best quarterly performance in the Group's history, at EUR 473.0 million. At EUR 200.6 million, third quarter net profit after minority interests was slightly below the excellent results posted in the first two quarters of this year."

---

[1] Erste Bank Serbia has been included in Erste Bank's consolidated financial statements since 9 August 2005 (the acquisition's closing date). Two International Financial Reporting Standards revised by the International Accounting Standards Board – IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) - must be applied from 1 January 2005. The revisions primarily affect the presentation of securities business and of loan valuation, as well as the reporting of hybrid capital. All prior-year data and rates of change shown reflect the restatement of the old data in accordance with these revised standards. Details on these changes were described on 3 May 2005 and 6 December 2005 that are available on the Erste Bank website (www.erstebank.com).

Operating result for the first nine months of 2006 grew by 16.2% to EUR 1,398.8 million. Operating income was up 9.9% to EUR 3,511.1 million, while operating expenses increased by 6.1% to EUR 2,112.3 million. The cost/income ratio improved to 60.2% in the first three quarters of 2006 from 61.8% for the full year 2005.

The successful EUR 2.9 billion capital increase in the first quarter, as expected, caused return on equity to decrease from 19% in the full 2005 financial year to 13.0%. Total assets of Erste Bank increased by 6.5% in the first nine months of 2006 to EUR 162.6 billion.

Outlook

The acquisition of a 61.9% ownership interest in Romania's largest bank, Banca Comercială Română (BCR), closed on 12 October 2006. The new subsidiary will be consolidated in the accounts of the Erste Bank Group from this closing date. As a result of restructuring costs, no significant earnings contribution is expected from BCR for 2006.

At Erste Bank's Capital Markets Day on 9 October 2006, the financial targets for 2006 and subsequent years were reaffirmed. For the period to from 2005 to 2009, management predicts average annual growth of more than 20% in net profit after minority interests. A cost/income ratio of less than 55% is targeted for 2009. As a result of the almost 70% rise in shareholders' equity in the course of the capital increase at the beginning of 2006, return on equity will ease as expected for this financial year. However, it is then expected to advance again, to a targeted level of between 18% and 20% in 2009.

For 2006, net profit after minority interests is also expected to grow by at least 20%. Following the inclusion of BCR, the profit growth target for 2007 has been raised from at least 20% to a new minimum of 25%.

I. FINANCIAL RESULTS IN DETAIL

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Net interest income	2,261.5	2,063.5	9.6
Risk provisions for loans and advances	-331.2	-329.1	0.6
Net commission income	1,036.5	921.9	12.4
Net trading result	187.8	171.6	9.4
General administrative expenses	-2,112.3	-1,990.0	6.1
Insurance business	25.3	36.9	-31.4
Other operating result	-29.4	-10.4	>-100
Pre-tax profit	**1,038.2**	**864.4**	**20.1**
Net profit after minority interests	**649.3**	**508.8**	**27.6**

Net interest income

In the third quarter of 2006, net interest income improved significantly to EUR 779.7 million (from EUR 757.8 million in the second quarter of this year and from EUR 694.0 million in the third quarter of 2005). For the first nine months of this year, the increase compared to the corresponding period last year was 9.6%, from EUR 2,063.5 million to EUR 2,261.5 million.

Overall, this year's rising trend in interest rates had a positive effect on the retail business in the entire Group. The central and east European subsidiaries in particular contributed to this good result through strong loan growth. Loans and advances to customers expanded by 16.9% compared to the total at the end of 2005. However, the savings banks too showed a significant improvement in the third quarter.

At 2.1%, net interest margin (net interest income as a percentage of average interest-bearing assets) barely changed over the first three quarters of 2006 in comparison to 2005 as a whole. There was very little change either in Austria, where net interest margin was 1.6%, or in Central and Eastern Europe, where it averaged 3.5%.

Net commission income

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Lending business	146.0	143.4	1.8
Payment transfers	384.6	354.3	8.6
Securities transactions	335.1	273.8	22.4
Investment fund transactions	159.3	112.1	42.1
Custodial fees	39.0	37.8	3.2
Brokerage	136.8	123.9	10.4
Insurance business	49.7	52.9	-6.0
Building society brokerage	21.8	23.5	-7.2
Foreign exchange transactions	28.1	28.6	-1.7
Other	71.2	45.4	56.8
Total	1,036.5	921.9	12.4

A strong increase was also achieved in net commission income, which rose by 12.4% from the prior-year level of EUR 921.9 million to EUR 1,036.5 million.

For 2006 to date, the most important driver of this growth has been the securities business, where income rose by 22.4% to EUR 335.1 million. Similarly, income from payments services advanced by 8.6% to EUR 384.6 million.

Overall, the increase in net commission income in Austria was somewhat higher than in Central and Eastern Europe.

Trading result

Net trading result in the third quarter was EUR 51.6 million, slightly higher than in the preceding quarter (EUR 45.0 million), but as expected considerably less than the first quarter's exceptionally strong result of EUR 91.2 million. On a cumulative basis over the first nine months, net trading result grew by 9.4% from EUR 171.6 million in the first nine months of 2005 to EUR 187.8 million.

While the market environment has caused a decrease in income from the securities business in recent months, there was substantial growth in earnings from foreign exchange transactions.

Insurance business

Income from insurance business in the first nine months of 2006 should be viewed in context of a very strong result in the same period last year. 2005 results were underpinned by above average income from security revaluations and sales. A repeat performance was therefore always unlikely, especially against the backdrop of rising interest rates and declining securities prices. As a result, income from insurance business contracted by EUR 36.9 million or 31.4% to EUR 25.3 million.

General administrative expenses

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Personnel expenses	1,239.7	1,154.7	7.4
Other administrative expenses	624.4	584.9	6.8
Subtotal	1,864.1	1,739.6	7.2
Depreciation and amortisation	248.2	250.4	-0.9
Total	**2,112.3**	**1,990.0**	**6.1**

General administrative expenses in the first nine months rose by 6.1% from EUR 1,990.0 million to EUR 2,112.3 million.

The increase in Central and Eastern Europe, at 12.0%, was higher than the Group average. This is explained both by the trend in exchange rates and by the consolidation of Erste Bank Serbia, particularly in light of the subsidiary's restructuring expenses. Excluding these two effects, the rate of increase in Central and Eastern Europe was 6.6%.

General administrative expenses – Austria (inc. Corporate Center and International Business)

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Personnel expenses	877.9	835.0	5.1
Other administrative expenses	313.0	309.3	1.2
Subtotal	1,190.9	1,144.3	4.1
Depreciation and amortisation	117.1	127.3	-8.0
Total	**1,308.0**	**1,271.6**	**2.9**

General administrative expenses – Central and Eastern Europe

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Personnel expenses	361.8	319.7	13.2
Other administrative expenses	311.4	275.6	12.9
Subtotal	673.2	595.3	13.1
Depreciation and amortisation	131.1	123.1	6.5
Total	**804.3**	**718.4**	**12.0**

Personnel expenses registered an increase of 7.4% from EUR 1,154.7 million to EUR 1,239.7 million. Here as well, the change was greater in Central and Eastern Europe, partly as a result of necessary salary adjustments to market levels and partly due to branch network expansion in Hungary and Croatia. Another important factor was the consolidation of Erste Bank Serbia, where restructuring costs of about EUR 5.0 million for staff reduction measures were included in the first half of 2006.

Excluding the effect of Erste Bank Serbia's consolidation, total personnel expenses increased by 6.4%, with the Central and Eastern European portion of the increase running to 9.6%.

The employee count saw a small uptick in the first three quarters of 2006. The slight growth of 1.3% to a new total of 36,612 employees represented primarily the expansion of the branch network in Hungary and Croatia. In addition, in Hungary, a change in legislation required that 100 freelance staff members be transferred to permanent staff.

Employee count[2]

	30/9/06	31/12/05	%-Change
Domestic incl. Haftungsverbund savings banks	14,850	14,757	0.6
International	21,762	21,393	1.7
Česká spořitelna Group	10,720	10,755	-0.3
Slovenská sporiteľňa Group	4,880	4,836	0.9
Erste Bank Hungary Group	2,870	2,551	12.5
Erste Bank Croatia	1,676	1,604	4.5
Erste Bank Serbia	838	915	-8.4
Other subsidiaries in CEE and foreign branches	778	732	6.3
Total	36,612	36,150	1.3

There was a modest expansion in other administrative expenses, by 6.8% from EUR 584.9 million to EUR 624.4 million. The increase was almost entirely confined to the Central and Eastern European subsidiaries (up 12.9%), while the increment in the rest of the Group was a mere 1.2%.

Information technology expenses, the largest cost item, were up by 4.2% to EUR 144.3 million. The above average increase in other administrative expenses was related largely to office space and various projects. Consulting costs decreased in the period under review.

Depreciation edged 0.9% lower to EUR 248.2 million, a reflection mainly of the more conservative approach to capital spending in recent years.

Operating result

Operating income (net interest income, net commission income, net trading result and income from insurance business) grew by 9.9% from EUR 3,193.9 million to EUR 3,511.1 million. This was well above the rise in general administrative expenses, which increased by 6.1% from EUR 1,990.0 million to EUR 2,112.3 million.

[2] End-of-period

Operating result, as the balance of these two items, thus rose 16.2% from EUR 1,203.9 million to EUR 1,398.8 million.

Risk provisions for loans and advances

Risk provisions for loans and advances rose slightly by 0.6% from EUR 329.1 million to EUR 331.2 million. In domestic business the percentage increase was higher, but was balanced by corresponding releases of provisions that were no longer needed. In Central and Eastern Europe, an increase in new loan provisions resulted in part from the rapid expansion in credit volume. Additionally, Česká spořitelna's net new provisioning in the year-earlier period was unusually low thanks to the release of the final tranche of a general provision. The requirement for loan loss provisions in the International business is very low thanks to the excellent portfolio quality.

Other operating result

The negative balance represented by other operating result deteriorated from EUR -10.4 million to EUR -29.4 million.

This was a consequence of lower earnings from revaluations and sales related to securities transactions, which were unusually high in the prior-year period, as well as a disputed securities settlement case.

II. FINANCIAL RESULTS IN THE THIRD QUARTER OF 2006

in EUR million	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006
Net interest income	694.0	730.7	724.0	757.8	779.7
Risk provisions for loans and advances	-119.2	-92.5	-109.1	-109.2	-112.9
Net commission income	304.9	334.9	342.2	355.5	338.8
Net trading result	66.4	70.1	91.2	45.0	51.6
General administrative expenses	-666.9	-686.9	-693.9	-711.0	-707.4
Income from insurance business	10.0	-0.2	7.7	7.3	10.3
Other operating result	-1.0	-5.7	18.3	-19.2	-28.5
Pre-tax profit for the period	**288.2**	**350.4**	**380.4**	**326.2**	**331.6**
Profit for the period	218.6	259.5	294.8	252.8	257.0
Net profit after minority interests	**173.1**	**202.9**	**239.6**	**209.1**	**200.6**

"We are very pleased with the third quarter," said Andreas Treichl referring to the Group's highest-ever quarterly operating result of EUR 473.0 million. Consolidated net profit after minority interests, at EUR 200.6 million, was only slightly lower than the second-quarter result (EUR 209.1 million).

Net interest income grew by 2.9% from the second quarter's EUR 757.8 million to EUR 779.7 million in the third quarter. Net commission income meanwhile eased by 4.7% from EUR 355.5 million to EUR 338.8 million. The decrease occurred mostly in Austria, and was particularly related to seasonally weaker securities business, which still plays a much greater role domestically than in Central and Eastern Europe.

While the net trading result of EUR 51.6 million, owing to the market environment, was higher than the weak second quarter (EUR 45.0 million), it could not match the exceptionally strong first quarter.

ERSTE BANK

In contrast, income from insurance business, at EUR 10.3 million, was up significantly (second quarter: EUR 7.3 million), thanks mainly to the contribution of the insurance subsidiary in the Czech Republic. Insurance income in Austria remained unchanged.

General administrative expenses of EUR 707.4 million were 0.5% lower than in the previous quarter (EUR 711.0 million). Specifically, personnel expenses inched up from EUR 415.7 million to EUR 417.0 million; other administrative expenses declined from EUR 212.0 million to EUR 210.7 million; and depreciation eased from EUR 83.3 million to EUR 79.7 million.

Operating result in the third quarter was thus EUR 473.0 million (previous quarter: EUR 454.6 million), marking a new all-time high.

The cost/income ratio improved slightly from the second quarter's 61.0% to a new level of 59.9%, for the first time going below the 60% mark.

Net new risk provisions for loans and advances were EUR 112.9 million, up 3.4% from the previous quarter.

A significant negative movement from EUR -19.2 million to EUR -28.5 million was seen in other operating result. This development was largely attributable to lower securities valuations.

III. BALANCE SHEET DEVELOPMENT

in EUR million	30/9/06	31/12/05	%-Change
Loans and advances to credit institutions	18,307	16,858	8.6
Loans and advances to customers	87,230	80,419	8.5
Risk provisions for loans and advances	-2,823	-2,817	0.2
Securities and other financial investments	50,263	47,681	5.4
Other assets	9,592	10,519	-8.8
Total assets	**162,569**	**152,660**	**6.5**

In the first three quarters of 2006, total assets of the Erste Bank Group increased by 6.5% to EUR 162.6 billion.

A strong contributing factor was the 8.5% growth in loans and advances to customers, which rose to EUR 87.2 billion. This resulted above all from the strong credit growth in Central and Eastern Europe, where the loan portfolio rose by 16.9% to EUR 22.2 billion.

Risk-weighted assets as defined by Section 22 (2) of the Austrian Banking Act (BWG) rose by 8.6% in the first nine months of 2006 to EUR 81.5 billion.

The stock of risk provisions for loans and advances remained virtually unchanged at EUR 2.8 billion.

Total holdings of securities and financial investments grew by 5.4% compared to the end of 2005, from EUR 47.7 billion to EUR 50.3 billion. This reflected in particular an increase in trading assets and long-term investments in bonds.

At 30 September 2006, assets at fair value through profit or loss and assets available for sale (excluding investments of insurance companies) represented a fair-value portfolio of EUR 4.5 billion and an available-for-sale portfolio of EUR 14.2 billion.

in EUR million	30/9/06	31/12/05	%-Change
Amounts owed to credit institutions	34,135	33,911	0.7
Amounts owed to customers	80,660	72,793	10.8
Debts evidenced by certificates, including subordinated capital	23,864	25,581	-6.7
Other liabilities	14,464	13,914	4.0
Total equity	9,446	6,461	46.2
Shareholders' equity	7,179	4,129	73.9
Minority interests	2,267	2,332	-2.8
Total liabilities	**162,569**	**152,660**	**6.5**

Amounts owed to customers registered above average growth of 10.8% from EUR 72.8 billion to EUR 80.7 billion. The rise in savings deposits (up 7.2% to EUR 41.6 billion) resulted largely from a reclassification of certain deposit products that had previously been reported under other customer deposits.

Customer deposits were significantly boosted both in Austria and in Central and Eastern Europe, with the CEE subsidiaries accounting for a particularly strong increase of 14.3% to EUR 30.3 billion.

Erste Bank's own outstanding debt securities (debts evidenced by certificates plus subordinated capital) were reduced from EUR 25.6 billion to EUR 23.9 billion, or by 6.7%. Subordinated capital, however, increased significantly, by 22.6% to EUR 5.3 billion. This reflected, among other factors, the issue in September 2006 of EUR 400 million in hybrid capital qualifying as Tier 1 capital. Much of the 12.6% reduction to EUR 18.6 billion in other debts evidenced by certificates can be attributed to the redemption of short-term certificates of deposit and commercial paper.

As a result of the capital increase carried out by Erste Bank in January 2006, reported capital rose by 46.2% to EUR 9.4 billion. Specifically, this represented an increase of 73.9% in shareholders' equity to EUR 7.2 billion, while minority equity interests fell by 2.8% to EUR 2.3 billion. Owing to the rise in interest rates, the revaluation of the available-for-sale portfolio had a negative effect both on shareholders' equity (although this was outweighed by the effect of the capital increase) and on minority interests.

Total eligible qualifying capital of Erste Bank at 30 September 2006 as defined by the Austrian Banking Act was approximately EUR 12.1 billion (2005 year-end: EUR 8.6 billion). The cover ratio at 30 September 2006 based on the legal minimum requirement (EUR 6.9 billion) was 174% (2005 year-end: 135%).

Tier 1 (core) capital at 30 September 2006 as defined by the Austrian Banking Act was approximately EUR 8.2 billion (2005 year-end: EUR 5.1 billion), giving a Tier 1 capital ratio of 10.0% (2005 year-end: 6.8%).

The solvency ratio at 30 September 2006 under the Austrian Banking Act was 14.3%, significantly higher than the legally required minimum of 8%.

ERSTE BANK

With the acquisition of BCR (the transaction closed on 12 October 2006), these ratios will decline accordingly.

IV. SEGMENT REPORTING[3]

Austria

The very positive performance in the Austria segment in the first three quarters of 2006 seamlessly continued the good results of the previous year. The segment's net profit after minority interests was boosted by EUR 57.6 million (32.5%) compared to the first three quarters of 2005, from EUR 177.3 million to EUR 234.8 million. These earnings were made possible by the continuing highly successful performance in net commission income (up EUR 70.5 million or 11.9%) and a reduction in risk provisions for loans and advances (by EUR 15.3 million or 5.7%). While operating income grew by 7.7% from the year-earlier figure, the 1.2% (EUR 14.6 million) rise in general administrative expenses was, as in the past years, extremely modest.

Operating result for the first three quarters of 2006 was thus pushed up by EUR 49.6 million or 7.7% to EUR 690.8 million, with all sub-segments contributing to this increase. This growth also had a positive effect on the cost/income ratio (third quarter of 2006: 64.3%, third quarter of 2005: 65.7%). The decline in insurance income from EUR 30.9 million to EUR 15.7 million resulted from the previous year's exceptionally high base of revaluation and disposal gains on the investment portfolio in the insurance business. The adverse impact of a significant increase in interest rates on the value of securities holdings meant that this performance could not be repeated in the first nine months of 2006. Gains from the sale of financial investments (bonds and equity interests) led to an increase in other operating result from EUR 9.7 million to EUR 34.4 million. Return on equity rose from 12.1% to 15.3%, exceeding the target return of 15% for this financial year.

Savings Banks

Compared to the first three quarters of 2005, net profit after minority interests grew from EUR 1.6 million to EUR 8.3 million. The decrease of 8.1% in risk provisions for loans and advances is explained by a one-off occurrence at a savings bank in 2005. Net commission income (especially in securities, but also in payments services) was up significantly by 9.4% or EUR 23.8 million to EUR 275.8 million. This, in combination with the small increase in general administrative expenses (up EUR 2.0 million or 0.3%) improved the operating result by 9.1% relative to 2005, from EUR 262.5 million to EUR 286.5 million. Other operating result reflected primarily disposal gains from securities not held for trading. The cost/income ratio improved from 70.3% to 68.5% and return on equity rose to 3.5%.

Retail & Mortgage

The retail business continued to perform well, with net profit after minority interests advancing by a further EUR 5.4 million (8.1%) from EUR 67.4 million to EUR 72.9 million. Despite a seasonally poorer third quarter, net commission income (up EUR 14.3 million or 6.1%) remained the driving force for these earnings, thanks particularly to sales commissions from equity issues at the branch level and from the good securities business performance, especially in the first half of 2006. In spite of strong, competition-induced margin pressure on the deposit side, net interest income improved slightly as a result of expanding, particularly new, mortgage loan volume (from EUR 383.9 million in the first three quarters of 2005 to EUR 386.2 million in 2006). A decrease in profits from insurance business from EUR 30.9 million to EUR

[3] The published results of the individual group entities cannot be compared directly to the results in the segmental analysis. For instance, proportional funding costs are allocated to the subsidiaries in Central and Eastern Europe in the segment data.

ERSTE BANK

15.7 million (down 54.4%) was attributable to the market trend in interest rates which meant that high prior-year revaluation and disposal gains from the investment portfolio could not be duplicated this year. The downturn in other operating result reflects a change in the basis of consolidation of the equity interests grouped under this sub-segment.

Even with the progressive expansion of business by subsidiaries into Erste Bank's extended home market (such as in asset management), general administrative expenses were kept at the previous year's level. Operating result in this sub-segment improved from EUR 183.4 million to EUR 185.9 million, or by 1.3%. Here, the rate of growth was somewhat hampered by the already mentioned excellent insurance income recorded in the first nine months of 2005. The cost/income ratio improved to 71.8% from last year's level of 72.1%; return on equity was 10.3%.

Large Corporates

In the Large Corporates sub-segment, net profit after minority interests grew by EUR 22.7 million or 63.2% from the first nine months of 2005 to EUR 58.7 million. This improvement was fuelled chiefly by net commission income (up EUR 15.1 million or 28.1% from EUR 53.6 million to EUR 68.7 million) and by other operating result (up EUR 19.4 million from EUR 2.6 million to EUR 22.1 million). The rapid growth in net commission income was generated by a very strong result at leasing subsidiary Immorent as well as by income from capital market transactions and project business. The significant rise in other operating result stemmed both from disposal gains on financial investments and from one-off proceeds from the sale in the first quarter of 2006 of a private equity investment assigned to this sub-segment.

General administrative expenses increased by 11.5% from EUR 64.2 million to EUR 71.6 million, due to higher costs in the real estate lease business associated with the expansion of business activities in Erste Bank's extended home market. The small increase of 2.6% in risk provisions for loans and advances to EUR 45.2 million was related partly to provisioning for a securities settlement case and the resulting credit financing. The cost/income ratio was 40.5% and return on equity rose significantly from 9.6% to 14.1%.

Trading & Investment Banking

Net profit after minority interests was up 31.4% from the first nine months of 2005, rising from EUR 72.3 million to EUR 95.0 million. In net interest income, a decline caused by the market interest rate trend and the flat yield curve was offset by exceptionally good results in the money market business. Net commission income rose by 34% from EUR 50.9 million to EUR 68.1 million, thanks primarily to securities business – particularly in structured products – and income from capital market transactions. Costs resulting from the significantly higher transaction volume led to an increase of 8.2% in general administrative expenses compared to the first three quarters of the previous year; this was higher than the rise in the other sub-segments of the Austria segment. On balance, the cost/income ratio improved from 41.4% to 40.2% and return on equity grew significantly from 34.6% to 55.2% as a result of both the substantially higher profit and the lower capital allocation (as a result of declining risk-weighted assets).

Central and Eastern Europe

Czech Republic

At Česká spořitelna, net profit after minority interests rose by EUR 31.5 million or 15.1% compared to the corresponding period in 2005, from EUR 208.9 million to EUR 240.4 million. An even more pronounced improvement was recorded at operating level, with operating result growing by 29.1%. This was driven by net interest income which, despite market interest rate levels that remained below the euro reference rates, but assisted by interest rate hikes on the part of the Czech central bank as well as credit expansion, was boosted by 21.3% from the year-earlier figure of EUR 434.8 million to EUR 527.4 million.

ERSTE BANK

Net commission income grew by 9.1% from EUR 217.2 million to EUR 237.0 million. This was mainly due to very strong results in the insurance, building society and securities businesses. An increase in general administrative expenses from EUR 408.1 million to EUR 443.8 million (up 8.7% including currency effects, but only 3.0% on a constant-currency basis) was driven by higher depreciation and amortisation and higher accrued expenses. Other operating result contracted from EUR 26.3 million to EUR -5.4 million, due especially to lower revaluation and disposal gains from securities at fair value through profit or loss and available-for-sale. Based on this excellent performance on the income side, operating result improved by 29.1% from EUR 285.7 million to EUR 368.8 million. This increase was helped by the favourable movement in the CZK/EUR exchange rate (up 5.3%). The cost/income ratio improved from 58.8% to 54.6% and return on equity was 39.5%.

Slovakia

Net profit after minority interests at Slovenská sporiteľňa saw an increase of 15.7% compared to the first three quarters of 2005, from EUR 62.8 million to EUR 72.7 million. In net interest income, the scheduled redemption of high-yield bonds was more than offset by a number of factors: the stronger than expected expansion in retail lending, higher gains from holdings measured at equity, and lower funding costs allocated to the Slovakia sub-segment. Net commission income was down slightly from the previous year (EUR 61.2 million versus EUR 62.0 million in 2005). However, this represented the distorting effect of the first-time accrual, at end-2005, of up-front commission income (a change implemented in accordance with IAS 39).

General administrative expenses rose by EUR 14.7 million, from EUR 122.7 million to a new total of EUR 137.5 million. This was explained largely by higher personnel costs, which were partly related to a change in accrued expenses not recognised in the first three quarters of the prior year. Contrary to earlier expectations, and despite a significantly higher tax rate, both operating result (up 17.3%) and net profit after minority interests (up 15.7%) increased substantially. However, a higher equity allocation due to the fast growing credit portfolio resulted in a decrease in return on equity from 48.4% to 41.4%. The cost/income ratio improved from 58.2% to 57.1%.

Hungary

Erste Bank Hungary's operating result grew by EUR 17.3 million or 19.4% in the first nine months of 2006, from EUR 89.4 million to EUR 106.7 million. This was achieved despite the 7.3% fall in the HUF/EUR exchange rate. Net interest income increased to EUR 167.9 million from the 2005 level of EUR 150.1 million, a lift of EUR 17.8 million or 11.8%. The main contributing factor was the strong expansion of the loan book. A rise in risk provisions for loans and advances, from EUR 14.1 million to EUR 25.2 million, reflected primarily the absence of the first-time-consolidation effects that had reduced this item in 2005, as well as the increase in loan volume.

Net commission income continued to show significant growth, thanks to the already mentioned one-off effects in the first quarter of this year. The full year 2006 remains likely to bring considerable growth of well more than 15% in net commission income compared to the previous year. The rise in general administrative expenses can be attributed primarily to higher staff and marketing costs in connection with the expansion of the branch network (adding 33 branches from 146 to 179). Net profit after minority interests grew by 2.3% (9.8% excluding exchange rate effects) from EUR 50.7 million to EUR 51.8 million; the cost/income ratio improved from 59.9% to 57.0%.

Croatia

Operating result at Erste Bank Croatia was up slightly, by 1.4% to EUR 51.9 million for the first nine months of 2006. A direct year-on-year comparison of net interest income (down 2.8% to EUR -2.2 million) for the reporting period is complicated by the reclassification of valuation gains from banking book derivatives to the net trading result. Moreover, the present stringent legislative controls aimed at curbing foreign currency lending in Croatia detracted substantially from net interest income. Over the past twelve

months the required minimum reserve for foreign currency deposits has been raised from an average of 30% to 55%. The severe adverse effect of these factors on the net interest margin could not be offset despite good rates of growth.

Net commission income grew by 29.6% from EUR 16.1 million to a new total of EUR 20.9 million, an increase driven notably by payments services and lending. Growth in net trading result came mostly from the reclassification of derivatives revaluation gains referred to above. The optimisation of the branch network and the associated hiring of new staff meant that general administrative expenses went up by EUR 8.5 million or 16.2% from EUR 52.6 million to EUR 61.1 million. In the third quarter of 2006, general administrative expenses nonetheless eased for the first time this year. Return on equity decreased from 15.9% to 12.7% and the cost/income ratio deteriorated from 50.7% to 54.1%.

Serbia

Since August 2005 the consolidated financial statements include Erste Bank Serbia. September 2005 saw the launch of an extensive transformation programme that aims to optimise operational processes and strengthen the bank's competitive position in the Serbian market. Most of the reported loss of EUR 16.6 million is associated with the restructuring and expansion strategy pursued in Serbia, as well as the effects of the Serbian Central Bank's strict limits on foreign currency lending growth. In view of the significant deterioration in the regulatory environment for the banking sector, as well as of additional restructuring expenses, a bottom-line negative contribution of between EUR 15 million and EUR 18 million is forecast for the financial year as a whole. The target for return on equity in 2008 remains 20% on a local basis.

International Business

The good results in International Business continued in the first three quarters of 2006. Net profit after minority interests improved by EUR 14.2 million or 19.3% from EUR 73.5 million to EUR 87.7 million. A reduction in net interest income resulted primarily from the current narrowing of margins in the syndication business. The favourable decrease in risk provisions for loans and advances stemmed from the release of provisions thanks to improvement in the risk profile of the international portfolio. The growth in net profit was driven by three main factors: an improved other operating result driven especially by partial recoveries on previously fully written-off loans; securities valuation gains; and rigorous cost management. The cost/income ratio improved from 19.8% to 18.8% and return on equity rose from 20.3% to 21.0%.

Corporate Center

The Corporate Center segment encompasses three types of items: the results of those companies which cannot be clearly assigned to a specific business segment; consolidating entries; and one-time effects that, in order to ensure comparability, have not been allocated to a business segment.

The trend in net commission income and general administrative expenses can be attributed largely to changes in profit consolidation from banking support operations. General administrative expenses were primarily affected by other administrative expenses for group projects begun in 2004 and strategic Group-wide activities. Accrual effects in general administrative expenses and commissions, which reduce the result reported for the first nine months, will be offset by the end of the year. Net interest income increased mainly as a result of investment income from the proceeds of the capital increase at the end of January 2006 that was conducted to finance the acquisition of Banca Comercială Română. The deterioration in other operating result for the first three quarters of this year was caused by a one-time effect from a securities settlement case and the resulting valuation adjustments.

ERSTE BANK

V. QUARTERLY FOREIGN EXCHANGE SUMMARY

	End of period rates			Average rates (YTD)		
	30/9/06	31/12/05	%-Change	1-9 2006	1-9 2005	%-Change
CZK/EUR	28.33	29.00	2.3%	28.45	30.05	5.3%
SKK/EUR	37.39	37.88	1.3%	37.66	38.69	2.6%
HUF/EUR	273.00	252.87	-8.0%	265.40	247.30	-7.3%
HRK/EUR	7.39	7.37	-0.2%	7.32	7.43	1.5%
CSD/EUR	82.40	85.12	3.2%	85.79	82.27	-4.3%

Positive change = appreciation vs EUR, negative change = depreciation vs EUR

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section

Appendix

I. INCOME STATEMENT

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Net interest income	2,261.5	2,063.5	9.6
Risk provisions for loans and advances	-331.2	-329.1	0.6
Net commission income	1,036.5	921.9	12.4
Net trading result	187.8	171.6	9.4
General administrative expenses	-2,112.3	-1,990.0	6.1
Income from insurance business	25.3	36.9	-31.4
Other operating result	-29.4	-10.4	>-100
Pre-tax profit for the period	**1,038.2**	**864.4**	**20.1**
Taxes on income	-233.6	-209.1	11.7
Profit for the period	**804.6**	**655.3**	**22.8**
Minority interests	-155.3	-146.5	6.0
Net profit after minority interests	**649.3**	**508.8**	**27.6**

II. BALANCE SHEET

in EUR million	30/9/06	31/12/05	%-Change
ASSETS			
Cash and balances with central banks	2,355	2,728	-13.7
Loans and advances to credit institutions	18,307	16,858	8.6
Loans and advances to customers	87,230	80,419	8.5
Risk provisions for loans and advances	-2,823	-2,817	0.2
Trading assets	6,006	5,426	10.7
Fair value through profit and loss and available for sale	18,738	18,644	0.5
Financial investments	25,519	23,611	8.1
Intangible assets	1,919	1,911	0.4
Tangible assets	1,649	1,688	-2.3
Other assets	3,669	4,192	-12.5
Total assets	**162,569**	**152,660**	6.5
LIABILITIES AND SHAREHOLDERS' EQUITY			
Amounts owed to credit institutions	34,135	33,911	0.7
Amounts owed to customers	80,660	72,793	10.8
Debts evidenced by certificates	18,603	21,291	-12.6
Provisions	9,069	8,635	5.0
Other liabilities	5,395	5,279	2.2
Subordinated capital	5,261	4,290	22.6
Total equity	9,446	6,461	46.2
Shareholders' equity	7,179	4,129	73.9
Minority interests	2,267	2,332	-2.8
Total liabilities and shareholders' equity	**162,569**	**152,660**	6.5

III. ERSTE BANK – DIVISIONAL REPORTING

Segment overview

in EUR million	AUSTRIA 1-9 2006	AUSTRIA 1-9 2005	CENTRAL AND EASTERN EUROPE 1-9 2006	CENTRAL AND EASTERN EUROPE 1-9 2005	INTERNATIONAL BUSINESS 1-9 2006	INTERNATIONAL BUSINESS 1-9 2005	CORPORATE CENTER 1-9 2006	CORPORATE CENTER 1-9 2005	ERSTE BANK GROUP TOTAL 1-9 2006	ERSTE BANK GROUP TOTAL 1-9 2005
Net interest income	1,157.5	1,156.0	941.2	806.3	108.8	114.5	54.1	-13.3	2,261.5	2,063.5
Risk provisions for loan and advances	-252.1	-267.4	-79.2	-52.0	0.2	-9.7	0.0	0.0	-331.2	-329.1
Net commission income	661.5	591.0	379.8	341.3	25.1	22.7	-30.0	-33.1	1,036.5	921.9
Net trading result	98.8	91.4	88.9	79.7	0.0	0.0	0.1	0.5	187.8	171.6
General administrative expenses	-1,242.7	-1,228.1	-804.3	-718.4	-25.2	-27.2	-40.1	-16.3	-2,112.3	-1,990.0
Income from insurance business	15.7	30.9	9.6	6.0	0.0	0.0	0.0	0.0	25.3	36.9
Other operating results	34.4	9.7	-23.7	6.5	9.9	2.1	-49.9	-28.7	-29.4	-10.4
Pre-tax profit	473.0	383.5	512.2	469.4	118.9	102.4	-65.9	-90.9	1,038.2	864.4
Taxes on income	-102.3	-95.1	-122.0	-108.4	-31.2	-29.0	21.8	23.4	-233.6	-209.1
Minority interest	-135.9	-111.1	-21.6	-19.2	0.0	0.0	2.1	-16.2	-155.3	-146.5
Net profit after minority interests	234.8	177.3	368.7	341.8	87.7	73.5	-41.9	-83.8	649.3	508.8
Average risk-weighted assets	49,524.4	46,067.4	21,394.8	15,795.0	7,704.8	6,387.9	347.8	352.2	78,971.8	68,602.5
Average attributed equity	2,045.0	1,954.5	1,543.9	1,194.4	556.0	483.0	2,503.3	26.6	6,648.2	3,658.5
Cost/income ratio	64.3%	65.7%	56.7%	58.3%	18.8%	19.8%	n.a.	n.a.	60.2%	62.3%
ROE based on net profit	15.3%	12.1%	31.8%	38.2%	21.0%	20.3%	n.a.	n.a.	13.0%	18.5%
Funding costs	-42.2	-48.1	-43.5	-47.7	0.0	0.0	-13.4	-15.1	-99.0	-110.9

Austria segment

in EUR million	SAVINGS BANKS 1-9 2006	SAVINGS BANKS 1-9 2005	RETAIL & MORTGAGE 1-9 2006	RETAIL & MORTGAGE 1-9 2005	LARGE CORPORATES 1-9 2006	LARGE CORPORATES 1-9 2005	TRADING & INV. BANKING 1-9 2006	TRADING & INV. BANKING 1-9 2005
Net interest income	616.5	618.3	386.2	383.9	105.4	105.4	49.4	48.5
Risk provisions for loan and advances	-133.3	-145.0	-73.6	-79.8	-45.2	-42.6	0.0	0.0
Net commission income	275.8	252.0	248.9	234.6	68.7	53.6	68.1	50.9
Net trading result	16.7	12.6	7.8	7.4	2.6	1.0	71.7	70.4
General administrative expenses	-622.4	-620.3	-472.7	-473.2	-71.6	-64.2	-76.1	-70.3
Income from insurance business	0.0	0.0	15.7	30.9	0.0	0.0	0.0	0.0
Other operating results	6.7	3.4	-2.8	5.4	22.1	2.6	8.4	-1.8
Pre-tax profit	159.9	120.9	109.5	109.1	82.0	55.8	121.7	97.7
Taxes on income	-34.3	-31.4	-23.5	-25.1	-17.8	-13.2	-26.7	-25.4
Minority interest	-117.3	-87.9	-13.0	-16.5	-5.5	-6.7	0.0	0.0
Net profit after minority interests	**8.3**	**1.6**	**72.9**	**67.4**	**58.7**	**35.9**	**95.0**	**72.3**
Average risk-weighted assets	25,525.5	23,685.4	13,135.4	12,109.6	7,684.2	6,585.0	3,179.3	3,687.4
Average attributed equity	313.1	262.0	947.9	915.7	554.5	497.9	229.4	278.8
Cost/income ratio	68.5%	70.3%	71.8%	72.1%	40.6%	40.1%	40.2%	41.4%
ROE based on net profit	3.5%	0.8%	10.3%	9.8%	14.1%	9.6%	55.2%	34.6%
Funding costs	-10.0	-11.1	-21.2	-24.3	-10.8	-11.6	-0.2	-1.1

Central and Eastern Europe (CEE) segment

In EUR million	CZECH REPUBLIC		SLOVAKIA		HUNGARY		CROATIA		SERBIA	
	1-9 2006	1-9 2005	1-9 2006	1-9 2005	1-9 2006	1-9 2005	1-9 2006	1-9 2005	1-9 2006	1-9 2005
Net interest income	527.4	434.8	164.5	139.8	167.9	150.1	78.5	80.7	2.9	0.9
Risk provisions for loan and advances	-32.5	-19.9	-9.6	-9.0	-25.2	-14.1	-10.3	-8.3	-1.6	-0.7
Net commission income	237.0	217.2	61.1	62.0	58.1	45.3	20.9	16.1	2.7	0.6
Net trading result	38.6	35.8	15.2	9.0	22.1	27.5	13.6	6.9	-0.6	0
General administrative expenses	-443.8	-408.1	-137.5	-122.7	-141.3	-133.6	-61.1	-52.6	-20.5	-1.4
Income from insurance business	9.6	6.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other operating results	-5.4	26.3	-3.2	-5.8	-14.5	-11.4	-0.6	-2.5	-0.1	-0.1
Pre-tax profit	330.9	292.1	90.6	73.3	67.0	63.8	41.0	40.4	-17.3	-0.2
Taxes on income	-81.6	-76.9	-17.7	-10.6	-15.0	-13.0	-8.2	-7.9	0.6	0.0
Minority interest	-8.9	-6.4	-0.1	0.2	-0.2	-0.1	-12.5	-12.9	-0.1	0.0
Net profit after minority interests	**240.4**	**208.9**	**72.7**	**62.8**	**51.8**	**50.7**	**20.3**	**19.6**	**-16.6**	**-0.2**
Average risk-weighted assets	11,245.8	8,868.5	3,244.2	2,290.5	3,794.4	2,348.4	2,955.4	2,175.7	154.9	111.9
Average attributed equity	811.5	670.6	234.1	173.2	273.8	177.6	213.3	164.5	11.2	8.5
Cost/income ratio	**54.6%**	**58.8%**	**57.1%**	**58.2%**	**57.0%**	**59.9%**	**54.1%**	**50.7%**	**n.a.**	**n.a.**
ROE based on net profit	**39.5%**	**41.5%**	**41.4%**	**48.4%**	**25.2%**	**38.0%**	**12.7%**	**15.9%**	**n.a.**	**n.a.**
Funding costs	-13.0	-16.8	-10.2	-12.2	-14.1	-15.1	-3.3	-3.3	-2.8	-0.3

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten / Transmission consists of **18** Seite(n) einschließlich dieser. / page(s) including this .

Nachricht/Message

Erste Bank, Commission file no. 82-5066
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **30.10.2006**

Vienna, 30 October 2006

INVESTOR INFORMATION

Erste Bank posts significant rise in 9-month earnings – net profit up by 28%

FINANCIAL HIGHLIGHTS[1]:

- **Net interest income** rose from EUR 2,063.5 million to **EUR 2,261.5 million (up 9.6%*)**
- **Net commission income** grew from EUR 921.9 million to **EUR 1,036.5 million (up 12.4%)**
- **Operating income** increased from EUR 3,193.9 million to **EUR 3,511.1 million (up 9.9%)**
- **General administrative expenses** went up from EUR 1,990.0 million to **EUR 2,112.3 million (by 6.1%)**
- **Operating result** improved from EUR 1,203.9 million to **EUR 1,398.8 million (up 16.2%)**
- **Pre-tax profit** climbed from EUR 864.4 million to **EUR 1,038.2 million (up 20.1%)**
- **Net profit after minority interests** advanced from EUR 508.8 million to **EUR 649.3 million (up 27.6%)**
- The **cost/income ratio** improved from 61.8% for FY 2005 to **60.2%**
- **Return on equity** in the first three quarters of 2006 (after the Jan 06 capital increase) was **13.0%** compared to 19.0% for FY 2005
- **Total assets** increased from EUR 152.7 billion at end-2005 to **EUR 162.6 billion (up 6.5%)**
- **Earnings per share** rose from EUR 2.12 to **EUR 2.18**
- The **Tier 1 capital ratio** at 30 September 2006 was **10.0%** (versus 6.8% at the end of 2005) and the **solvency ratio** was **14.3%** (compared to 11.0% at end-2005; the legally required minimum is 8.0%)

*) Comparisons are with the nine months ended 30 September 2005 unless stated otherwise.

Summary of business performance

"The results for the first three quarters clearly underline our strength in the retail business", declared Andreas Treichl, Chief Executive Officer of Erste Bank der oesterreichischen Sparkassen AG. "Consistent strong demand on the credit side and steady, high growth rates in net interest and net commission income reveal the profit potential inherent in our customer base which now numbers more than 15 million.

Also, especially in the third quarter, we benefited from interest rate increases made by the local central banks", continued Treichl. "Although the third quarter is normally a weaker period for our banking business, this year's third-quarter operating result was the best quarterly performance in the Group's history, at EUR 473.0 million. At EUR 200.6 million, third quarter net profit after minority interests was slightly below the excellent results posted in the first two quarters of this year."

[1] Erste Bank Serbia has been included in Erste Bank's consolidated financial statements since 9 August 2005 (the acquisition's closing date). Two International Financial Reporting Standards revised by the International Accounting Standards Board – IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) – must be applied from 1 January 2005. The revisions primarily affect the presentation of securities business and of loan valuation, as well as the reporting of hybrid capital. All prior-year data and rates of change shown reflect the restatement of the old data in accordance with these revised standards. Details on these changes were described on 3 May 2005 and 6 December 2005 that are available on the Erste Bank website (www.erstebank.com).

ERSTE BANK
ERSTE BANK DER OESTERREICHISCHEN SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten / Transmission consists of **18** Seite(n) einschließlich dieser. / page(s) including this .

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **30.10.2006**

Operating result for the first nine months of 2006 grew by 16.2% to EUR 1,398.8 million. Operating income was up 9.9% to EUR 3,511.1 million, while operating expenses increased by 6.1% to EUR 2,112.3 million. The cost/income ratio improved to 60.2% in the first three quarters of 2006 from 61.8% for the full year 2005.

The successful EUR 2.9 billion capital increase in the first quarter, as expected, caused return on equity to decrease from 19% in the full 2005 financial year to 13.0%. Total assets of Erste Bank increased by 6.5% in the first nine months of 2006 to EUR 162.6 billion.

Outlook

The acquisition of a 61.9% ownership interest in Romania's largest bank, Banca Comercială Română (BCR), closed on 12 October 2006. The new subsidiary will be consolidated in the accounts of the Erste Bank Group from this closing date. As a result of restructuring costs, no significant earnings contribution is expected from BCR for 2006.

At Erste Bank's Capital Markets Day on 9 October 2006, the financial targets for 2006 and subsequent years were reaffirmed. For the period to from 2005 to 2009, management predicts average annual growth of more than 20% in net profit after minority interests. A cost/income ratio of less than 55% is targeted for 2009. As a result of the almost 70% rise in shareholders' equity in the course of the capital increase at the beginning of 2006, return on equity will ease as expected for this financial year. However, it is then expected to advance again, to a targeted level of between 18% and 20% in 2009.

For 2006, net profit after minority interests is also expected to grow by at least 20%. Following the inclusion of BCR, the profit growth target for 2007 has been raised from at least 20% to a new minimum of 25%.

I. FINANCIAL RESULTS IN DETAIL

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Net interest income	2,261.5	2,063.5	9.6
Risk provisions for loans and advances	-331.2	-329.1	0.6
Net commission income	1,036.5	921.9	12.4
Net trading result	187.8	171.6	9.4
General administrative expenses	-2,112.3	-1,990.0	6.1
Insurance business	25.3	36.9	-31.4
Other operating result	-29.4	-10.4	>-100
Pre-tax profit	**1,038.2**	**864.4**	**20.1**
Net profit after minority interests	**649.3**	**508.8**	**27.6**

Net interest income

In the third quarter of 2006, net interest income improved significantly to EUR 779.7 million (from EUR 757.8 million in the second quarter of this year and from EUR 694.0 million in the third quarter of 2005). For the first nine months of this year, the increase compared to the corresponding period last year was 9.6%, from EUR 2,063.5 million to EUR 2,261.5 million.

ERSTE BANK

Overall, this year's rising trend in interest rates had a positive effect on the retail business in the entire Group. The central and east European subsidiaries in particular contributed to this good result through strong loan growth. Loans and advances to customers expanded by 16.9% compared to the total at the end of 2005. However, the savings banks too showed a significant improvement in the third quarter.

At 2.1%, net interest margin (net interest income as a percentage of average interest-bearing assets) barely changed over the first three quarters of 2006 in comparison to 2005 as a whole. There was very little change either in Austria, where net interest margin was 1.6%, or in Central and Eastern Europe, where it averaged 3.5%.

Net commission income

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Lending business	146.0	143.4	1.8
Payment transfers	384.6	354.3	8.6
Securities transactions	335.1	273.8	22.4
Investment fund transactions	159.3	112.1	42.1
Custodial fees	39.0	37.8	3.2
Brokerage	136.8	123.9	10.4
Insurance business	49.7	52.9	-6.0
Building society brokerage	21.8	23.5	-7.2
Foreign exchange transactions	28.1	28.6	-1.7
Other	71.2	45.4	56.8
Total	**1,036.5**	**921.9**	**12.4**

A strong increase was also achieved in net commission income, which rose by 12.4% from the prior-year level of EUR 921.9 million to EUR 1,036.5 million.

For 2006 to date, the most important driver of this growth has been the securities business, where income rose by 22.4% to EUR 335.1 million. Similarly, income from payments services advanced by 8.6% to EUR 384.6 million.

Overall, the increase in net commission income in Austria was somewhat higher than in Central and Eastern Europe.

Trading result

Net trading result in the third quarter was EUR 51.6 million, slightly higher than in the preceding quarter (EUR 45.0 million), but as expected considerably less than the first quarter's exceptionally strong result of EUR 91.2 million. On a cumulative basis over the first nine months, net trading result grew by 9.4% from EUR 171.6 million in the first nine months of 2005 to EUR 187.8 million.

While the market environment has caused a decrease in income from the securities business in recent months, there was substantial growth in earnings from foreign exchange transactions.

Insurance business

Income from insurance business in the first nine months of 2006 should be viewed in context of a very strong result in the same period last year. 2005 results were underpinned by above average income from security revaluations and sales. A repeat performance was therefore always unlikely, especially against the backdrop of rising interest rates and declining securities prices. As a result, income from insurance business contracted by EUR 36.9 million or 31.4% to EUR 25.3 million.

General administrative expenses

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Personnel expenses	1,239.7	1,154.7	7.4
Other administrative expenses	624.4	584.9	6.8
Subtotal	1,864.1	1,739.6	7.2
Depreciation and amortisation	248.2	250.4	-0.9
Total	**2,112.3**	**1,990.0**	**6.1**

General administrative expenses in the first nine months rose by 6.1% from EUR 1,990.0 million to EUR 2,112.3 million.

The increase in Central and Eastern Europe, at 12.0%, was higher than the Group average. This is explained both by the trend in exchange rates and by the consolidation of Erste Bank Serbia, particularly in light of the subsidiary's restructuring expenses. Excluding these two effects, the rate of increase in Central and Eastern Europe was 6.6%.

General administrative expenses – Austria (inc. Corporate Center and International Business)

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Personnel expenses	877.9	835.0	5.1
Other administrative expenses	313.0	309.3	1.2
Subtotal	1,190.9	1,144.3	4.1
Depreciation and amortisation	117.1	127.3	-8.0
Total	**1,308.0**	**1,271.6**	**2.9**

General administrative expenses – Central and Eastern Europe

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Personnel expenses	361.8	319.7	13.2
Other administrative expenses	311.4	275.6	12.9
Subtotal	673.2	595.3	13.1
Depreciation and amortisation	131.1	123.1	6.5
Total	**804.3**	**718.4**	**12.0**

Personnel expenses registered an increase of 7.4% from EUR 1,154.7 million to EUR 1,239.7 million. Here as well, the change was greater in Central and Eastern Europe, partly as a result of necessary salary adjustments to market levels and partly due to branch network expansion in Hungary and Croatia. Another important factor was the consolidation of Erste Bank Serbia, where restructuring costs of about EUR 5.0 million for staff reduction measures were included in the first half of 2006.

Excluding the effect of Erste Bank Serbia's consolidation, total personnel expenses increased by 6.4%, with the Central and Eastern European portion of the increase running to 9.6%.

The employee count saw a small uptick in the first three quarters of 2006. The slight growth of 1.3% to a new total of 36,612 employees represented primarily the expansion of the branch network in Hungary and Croatia. In addition, in Hungary, a change in legislation required that 100 freelance staff members be transferred to permanent staff.

Employee count[2]

	30/9/06	31/12/05	%-Change
Domestic incl. Haftungsverbund savings banks	**14,850**	**14,757**	**0.6**
International	**21,762**	**21,393**	**1.7**
Česká spořitelna Group	10,720	10,755	-0.3
Slovenská sporiteľňa Group	4,880	4,836	0.9
Erste Bank Hungary Group	2,870	2,551	12.5
Erste Bank Croatia	1,676	1,604	4.5
Erste Bank Serbia	838	915	-8.4
Other subsidiaries in CEE and foreign branches	778	732	6.3
Total	**36,612**	**36,150**	**1.3**

There was a modest expansion in other administrative expenses, by 6.8% from EUR 584.9 million to EUR 624.4 million. The increase was almost entirely confined to the Central and Eastern European subsidiaries (up 12.9%), while the increment in the rest of the Group was a mere 1.2%.

Information technology expenses, the largest cost item, were up by 4.2% to EUR 144.3 million. The above average increase in other administrative expenses was related largely to office space and various projects. Consulting costs decreased in the period under review.

Depreciation edged 0.9% lower to EUR 248.2 million, a reflection mainly of the more conservative approach to capital spending in recent years.

Operating result

Operating income (net interest income, net commission income, net trading result and income from insurance business) grew by 9.9% from EUR 3,193.9 million to EUR 3,511.1 million. This was well above the rise in general administrative expenses, which increased by 6.1% from EUR 1,990.0 million to EUR 2,112.3 million.

[2] End-of-period

ERSTE BANK

Operating result, as the balance of these two items, thus rose 16.2% from EUR 1,203.9 million to EUR 1,398.8 million.

Risk provisions for loans and advances

Risk provisions for loans and advances rose slightly by 0.6% from EUR 329.1 million to EUR 331.2 million. In domestic business the percentage increase was higher, but was balanced by corresponding releases of provisions that were no longer needed. In Central and Eastern Europe, an increase in new loan provisions resulted in part from the rapid expansion in credit volume. Additionally, Česká spořitelna's net new provisioning in the year-earlier period was unusually low thanks to the release of the final tranche of a general provision. The requirement for loan loss provisions in the International business is very low thanks to the excellent portfolio quality.

Other operating result

The negative balance represented by other operating result deteriorated from EUR -10.4 million to EUR -29.4 million.

This was a consequence of lower earnings from revaluations and sales related to securities transactions, which were unusually high in the prior-year period, as well as a disputed securities settlement case.

II. FINANCIAL RESULTS IN THE THIRD QUARTER OF 2006

in EUR million	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006
Net interest income	694.0	730.7	724.0	757.8	779.7
Risk provisions for loans and advances	-119.2	-92.5	-109.1	-109.2	-112.9
Net commission income	304.9	334.9	342.2	355.5	338.8
Net trading result	66.4	70.1	91.2	45.0	51.6
General administrative expenses	-666.9	-686.9	-693.9	-711.0	-707.4
Income from insurance business	10.0	-0.2	7.7	7.3	10.3
Other operating result	-1.0	-5.7	18.3	-19.2	-28.5
Pre-tax profit for the period	**288.2**	**350.4**	**380.4**	**326.2**	**331.6**
Profit for the period	218.6	259.5	294.8	252.8	257.0
Net profit after minority interests	**173.1**	**202.9**	**239.6**	**209.1**	**200.6**

"We are very pleased with the third quarter," said Andreas Treichl referring to the Group's highest-ever quarterly operating result of EUR 473.0 million. Consolidated net profit after minority interests, at EUR 200.6 million, was only slightly lower than the second-quarter result (EUR 209.1 million).

Net interest income grew by 2.9% from the second quarter's EUR 757.8 million to EUR 779.7 million in the third quarter. Net commission income meanwhile eased by 4.7% from EUR 355.5 million to EUR 338.8 million. The decrease occurred mostly in Austria, and was particularly related to seasonally weaker securities business, which still plays a much greater role domestically than in Central and Eastern Europe.

While the net trading result of EUR 51.6 million, owing to the market environment, was higher than the weak second quarter (EUR 45.0 million), it could not match the exceptionally strong first quarter.

In contrast, income from insurance business, at EUR 10.3 million, was up significantly (second quarter: EUR 7.3 million), thanks mainly to the contribution of the insurance subsidiary in the Czech Republic. Insurance income in Austria remained unchanged.

General administrative expenses of EUR 707.4 million were 0.5% lower than in the previous quarter (EUR 711.0 million). Specifically, personnel expenses inched up from EUR 415.7 million to EUR 417.0 million; other administrative expenses declined from EUR 212.0 million to EUR 210.7 million; and depreciation eased from EUR 83.3 million to EUR 79.7 million.

Operating result in the third quarter was thus EUR 473.0 million (previous quarter: EUR 454.6 million), marking a new all-time high.

The cost/income ratio improved slightly from the second quarter's 61.0% to a new level of 59.9%, for the first time going below the 60% mark.

Net new risk provisions for loans and advances were EUR 112.9 million, up 3.4% from the previous quarter.

A significant negative movement from EUR -19.2 million to EUR -28.5 million was seen in other operating result. This development was largely attributable to lower securities valuations.

III. BALANCE SHEET DEVELOPMENT

in EUR million	30/9/06	31/12/05	%-Change
Loans and advances to credit institutions	18,307	16,858	8.6
Loans and advances to customers	87,230	80,419	8.5
Risk provisions for loans and advances	-2,823	-2,817	0.2
Securities and other financial investments	50,263	47,681	5.4
Other assets	9,592	10,519	-8.8
Total assets	**162,569**	**152,660**	**6.5**

In the first three quarters of 2006, total assets of the Erste Bank Group increased by 6.5% to EUR 162.6 billion.

A strong contributing factor was the 8.5% growth in loans and advances to customers, which rose to EUR 87.2 billion. This resulted above all from the strong credit growth in Central and Eastern Europe, where the loan portfolio rose by 16.9% to EUR 22.2 billion.

Risk-weighted assets as defined by Section 22 (2) of the Austrian Banking Act (BWG) rose by 8.6% in the first nine months of 2006 to EUR 81.5 billion.

The stock of risk provisions for loans and advances remained virtually unchanged at EUR 2.8 billion.

Total holdings of securities and financial investments grew by 5.4% compared to the end of 2005, from EUR 47.7 billion to EUR 50.3 billion. This reflected in particular an increase in trading assets and long-term investments in bonds.

At 30 September 2006, assets at fair value through profit or loss and assets available for sale (excluding investments of insurance companies) represented a fair-value portfolio of EUR 4.5 billion and an available-for-sale portfolio of EUR 14.2 billion.

in EUR million	30/9/06	31/12/05	%-Change
Amounts owed to credit institutions	34,135	33,911	0.7
Amounts owed to customers	80,660	72,793	10.8
Debts evidenced by certificates, including subordinated capital	23,864	25,581	-6.7
Other liabilities	14,464	13,914	4.0
Total equity	9,446	6,461	46.2
Shareholders' equity	7,179	4,129	73.9
Minority interests	2,267	2,332	-2.8
Total liabilities	**162,569**	**152,660**	**6.5**

Amounts owed to customers registered above average growth of 10.8% from EUR 72.8 billion to EUR 80.7 billion. The rise in savings deposits (up 7.2% to EUR 41.6 billion) resulted largely from a reclassification of certain deposit products that had previously been reported under other customer deposits.

Customer deposits were significantly boosted both in Austria and in Central and Eastern Europe, with the CEE subsidiaries accounting for a particularly strong increase of 14.3% to EUR 30.3 billion.

Erste Bank's own outstanding debt securities (debts evidenced by certificates plus subordinated capital) were reduced from EUR 25.6 billion to EUR 23.9 billion, or by 6.7%. Subordinated capital, however, increased significantly, by 22.6% to EUR 5.3 billion. This reflected, among other factors, the issue in September 2006 of EUR 400 million in hybrid capital qualifying as Tier 1 capital. Much of the 12.6% reduction to EUR 18.6 billion in other debts evidenced by certificates can be attributed to the redemption of short-term certificates of deposit and commercial paper.

As a result of the capital increase carried out by Erste Bank in January 2006, reported capital rose by 46.2% to EUR 9.4 billion. Specifically, this represented an increase of 73.9% in shareholders' equity to EUR 7.2 billion, while minority equity interests fell by 2.8% to EUR 2.3 billion. Owing to the rise in interest rates, the revaluation of the available-for-sale portfolio had a negative effect both on shareholders' equity (although this was outweighed by the effect of the capital increase) and on minority interests.

Total eligible qualifying capital of Erste Bank at 30 September 2006 as defined by the Austrian Banking Act was approximately EUR 12.1 billion (2005 year-end: EUR 8.6 billion). The cover ratio at 30 September 2006 based on the legal minimum requirement (EUR 6.9 billion) was 174% (2005 year-end: 135%).

Tier 1 (core) capital at 30 September 2006 as defined by the Austrian Banking Act was approximately EUR 8.2 billion (2005 year-end: EUR 5.1 billion), giving a Tier 1 capital ratio of 10.0% (2005 year-end: 6.8%).

The solvency ratio at 30 September 2006 under the Austrian Banking Act was 14.3%, significantly higher than the legally required minimum of 8%.

With the acquisition of BCR (the transaction closed on 12 October 2006), these ratios will decline accordingly.

IV. SEGMENT REPORTING[3]

Austria

The very positive performance in the Austria segment in the first three quarters of 2006 seamlessly continued the good results of the previous year. The segment's net profit after minority interests was boosted by EUR 57.6 million (32.5%) compared to the first three quarters of 2005, from EUR 177.3 million to EUR 234.8 million. These earnings were made possible by the continuing highly successful performance in net commission income (up EUR 70.5 million or 11.9%) and a reduction in risk provisions for loans and advances (by EUR 15.3 million or 5.7%). While operating income grew by 7.7% from the year-earlier figure, the 1.2% (EUR 14.6 million) rise in general administrative expenses was, as in the past years, extremely modest.

Operating result for the first three quarters of 2006 was thus pushed up by EUR 49.6 million or 7.7% to EUR 690.8 million, with all sub-segments contributing to this increase. This growth also had a positive effect on the cost/income ratio (third quarter of 2006: 64.3%, third quarter of 2005: 65.7%). The decline in insurance income from EUR 30.9 million to EUR 15.7 million resulted from the previous year's exceptionally high base of revaluation and disposal gains on the investment portfolio in the insurance business. The adverse impact of a significant increase in interest rates on the value of securities holdings meant that this performance could not be repeated in the first nine months of 2006. Gains from the sale of financial investments (bonds and equity interests) led to an increase in other operating result from EUR 9.7 million to EUR 34.4 million. Return on equity rose from 12.1% to 15.3%, exceeding the target return of 15% for this financial year.

Savings Banks

Compared to the first three quarters of 2005, net profit after minority interests grew from EUR 1.6 million to EUR 8.3 million. The decrease of 8.1% in risk provisions for loans and advances is explained by a one-off occurrence at a savings bank in 2005. Net commission income (especially in securities, but also in payments services) was up significantly by 9.4% or EUR 23.8 million to EUR 275.8 million. This, in combination with the small increase in general administrative expenses (up EUR 2.0 million or 0.3%) improved the operating result by 9.1% relative to 2005, from EUR 262.5 million to EUR 286.5 million. Other operating result reflected primarily disposal gains from securities not held for trading. The cost/income ratio improved from 70.3% to 68.5% and return on equity rose to 3.5%.

Retail & Mortgage

The retail business continued to perform well, with net profit after minority interests advancing by a further EUR 5.4 million (8.1%) from EUR 67.4 million to EUR 72.9 million. Despite a seasonally poorer third quarter, net commission income (up EUR 14.3 million or 6.1%) remained the driving force for these earnings, thanks particularly to sales commissions from equity issues at the branch level and from the good securities business performance, especially in the first half of 2006. In spite of strong, competition-induced margin pressure on the deposit side, net interest income improved slightly as a result of expanding, particularly new, mortgage loan volume (from EUR 383.9 million in the first three quarters of 2005 to EUR 386.2 million in 2006). A decrease in profits from insurance business from EUR 30.9 million to EUR

[3] The published results of the individual group entities cannot be compared directly to the results in the segmental analysis. For instance, proportional funding costs are allocated to the subsidiaries in Central and Eastern Europe in the segment data

ERSTE BANK

15.7 million (down 54.4%) was attributable to the market trend in interest rates which meant that high prior-year revaluation and disposal gains from the investment portfolio could not be duplicated this year. The downturn in other operating result reflects a change in the basis of consolidation of the equity interests grouped under this sub-segment.

Even with the progressive expansion of business by subsidiaries into Erste Bank's extended home market (such as in asset management), general administrative expenses were kept at the previous year's level. Operating result in this sub-segment improved from EUR 183.4 million to EUR 185.9 million, or by 1.3%. Here, the rate of growth was somewhat hampered by the already mentioned excellent insurance income recorded in the first nine months of 2005. The cost/income ratio improved to 71.8% from last year's level of 72.1%; return on equity was 10.3%.

Large Corporates
In the Large Corporates sub-segment, net profit after minority interests grew by EUR 22.7 million or 63.2% from the first nine months of 2005 to EUR 58.7 million. This improvement was fuelled chiefly by net commission income (up EUR 15.1 million or 28.1% from EUR 53.6 million to EUR 68.7 million) and by other operating result (up EUR 19.4 million from EUR 2.6 million to EUR 22.1 million). The rapid growth in net commission income was generated by a very strong result at leasing subsidiary Immorent as well as by income from capital market transactions and project business. The significant rise in other operating result stemmed both from disposal gains on financial investments and from one-off proceeds from the sale in the first quarter of 2006 of a private equity investment assigned to this sub-segment.

General administrative expenses increased by 11.5% from EUR 64.2 million to EUR 71.6 million, due to higher costs in the real estate lease business associated with the expansion of business activities in Erste Bank's extended home market. The small increase of 2.6% in risk provisions for loans and advances to EUR 45.2 million was related partly to provisioning for a securities settlement case and the resulting credit financing. The cost/income ratio was 40.5% and return on equity rose significantly from 9.6% to 14.1%.

Trading & Investment Banking
Net profit after minority interests was up 31.4% from the first nine months of 2005, rising from EUR 72.3 million to EUR 95.0 million. In net interest income, a decline caused by the market interest rate trend and the flat yield curve was offset by exceptionally good results in the money market business. Net commission income rose by 34% from EUR 50.9 million to EUR 68.1 million, thanks primarily to securities business – particularly in structured products – and income from capital market transactions. Costs resulting from the significantly higher transaction volume led to an increase of 8.2% in general administrative expenses compared to the first three quarters of the previous year; this was higher than the rise in the other sub-segments of the Austria segment. On balance, the cost/income ratio improved from 41.4% to 40.2% and return on equity grew significantly from 34.6% to 55.2% as a result of both the substantially higher profit and the lower capital allocation (as a result of declining risk-weighted assets).

Central and Eastern Europe

Czech Republic
At Česká spořitelna, net profit after minority interests rose by EUR 31.5 million or 15.1% compared to the corresponding period in 2005, from EUR 208.9 million to EUR 240.4 million. An even more pronounced improvement was recorded at operating level, with operating result growing by 29.1%. This was driven by net interest income which, despite market interest rate levels that remained below the euro reference rates, but assisted by interest rate hikes on the part of the Czech central bank as well as credit expansion, was boosted by 21.3% from the year-earlier figure of EUR 434.8 million to EUR 527.4 million.

Net commission income grew by 9.1% from EUR 217.2 million to EUR 237.0 million. This was mainly due to very strong results in the insurance, building society and securities businesses. An increase in general administrative expenses from EUR 408.1 million to EUR 443.8 million (up 8.7% including currency effects, but only 3.0% on a constant-currency basis) was driven by higher depreciation and amortisation and higher accrued expenses. Other operating result contracted from EUR 26.3 million to EUR -5 4 million, due especially to lower revaluation and disposal gains from securities at fair value through profit or loss and available-for-sale. Based on this excellent performance on the income side, operating result improved by 29.1% from EUR 285.7 million to EUR 368.8 million. This increase was helped by the favourable movement in the CZK/EUR exchange rate (up 5.3%). The cost/income ratio improved from 58.8% to 54.6% and return on equity was 39.5%.

Slovakia

Net profit after minority interests at Slovenská sporiteľňa saw an increase of 15.7% compared to the first three quarters of 2005, from EUR 62.8 million to EUR 72.7 million. In net interest income, the scheduled redemption of high-yield bonds was more than offset by a number of factors: the stronger than expected expansion in retail lending, higher gains from holdings measured at equity, and lower funding costs allocated to the Slovakia sub-segment. Net commission income was down slightly from the previous year (EUR 61.2 million versus EUR 62.0 million in 2005). However, this represented the distorting effect of the first-time accrual, at end-2005, of up-front commission income (a change implemented in accordance with IAS 39).

General administrative expenses rose by EUR 14.7 million, from EUR 122.7 million to a new total of EUR 137.5 million. This was explained largely by higher personnel costs, which were partly related to a change in accrued expenses not recognised in the first three quarters of the prior year. Contrary to earlier expectations, and despite a significantly higher tax rate, both operating result (up 17.3%) and net profit after minority interests (up 15.7%) increased substantially. However, a higher equity allocation due to the fast growing credit portfolio resulted in a decrease in return on equity from 48.4% to 41.4%. The cost/income ratio improved from 58.2% to 57.1%.

Hungary

Erste Bank Hungary's operating result grew by EUR 17.3 million or 19.4% in the first nine months of 2006, from EUR 89.4 million to EUR 106.7 million. This was achieved despite the 7.3% fall in the HUF/EUR exchange rate. Net interest income increased to EUR 167.9 million from the 2005 level of EUR 150.1 million, a lift of EUR 17.8 million or 11.8%. The main contributing factor was the strong expansion of the loan book. A rise in risk provisions for loans and advances, from EUR 14.1 million to EUR 25.2 million, reflected primarily the absence of the first-time-consolidation effects that had reduced this item in 2005, as well as the increase in loan volume.

Net commission income continued to show significant growth, thanks to the already mentioned one-off effects in the first quarter of this year. The full year 2006 remains likely to bring considerable growth of well more than 15% in net commission income compared to the previous year. The rise in general administrative expenses can be attributed primarily to higher staff and marketing costs in connection with the expansion of the branch network (adding 33 branches from 146 to 179). Net profit after minority interests grew by 2.3% (9.8% excluding exchange rate effects) from EUR 50.7 million to EUR 51.8 million; the cost/income ratio improved from 59.9% to 57.0%.

Croatia

Operating result at Erste Bank Croatia was up slightly, by 1.4% to EUR 51.9 million for the first nine months of 2006. A direct year-on-year comparison of net interest income (down 2.8% to EUR -2.2 million) for the reporting period is complicated by the reclassification of valuation gains from banking book derivatives to the net trading result. Moreover, the present stringent legislative controls aimed at curbing foreign currency lending in Croatia detracted substantially from net interest income. Over the past twelve

months the required minimum reserve for foreign currency deposits has been raised from an average of 30% to 55%. The severe adverse effect of these factors on the net interest margin could not be offset despite good rates of growth.

Net commission income grew by 29.6% from EUR 16.1 million to a new total of EUR 20.9 million, an increase driven notably by payments services and lending. Growth in net trading result came mostly from the reclassification of derivatives revaluation gains referred to above. The optimisation of the branch network and the associated hiring of new staff meant that general administrative expenses went up by EUR 8.5 million or 16.2% from EUR 52.6 million to EUR 61.1 million. In the third quarter of 2006, general administrative expenses nonetheless eased for the first time this year. Return on equity decreased from 15.9% to 12.7% and the cost/income ratio deteriorated from 50.7% to 54.1%.

Serbia

Since August 2005 the consolidated financial statements include Erste Bank Serbia. September 2005 saw the launch of an extensive transformation programme that aims to optimise operational processes and strengthen the bank's competitive position in the Serbian market. Most of the reported loss of EUR 16.6 million is associated with the restructuring and expansion strategy pursued in Serbia, as well as the effects of the Serbian Central Bank's strict limits on foreign currency lending growth. In view of the significant deterioration in the regulatory environment for the banking sector, as well as of additional restructuring expenses, a bottom-line negative contribution of between EUR 15 million and EUR 18 million is forecast for the financial year as a whole. The target for return on equity in 2008 remains 20% on a local basis.

International Business

The good results in International Business continued in the first three quarters of 2006. Net profit after minority interests improved by EUR 14.2 million or 19.3% from EUR 73.5 million to EUR 87.7 million. A reduction in net interest income resulted primarily from the current narrowing of margins in the syndication business. The favourable decrease in risk provisions for loans and advances stemmed from the release of provisions thanks to improvement in the risk profile of the international portfolio. The growth in net profit was driven by three main factors: an improved other operating result driven especially by partial recoveries on previously fully written-off loans; securities valuation gains; and rigorous cost management. The cost/income ratio improved from 19.8% to 18.8% and return on equity rose from 20.3% to 21.0%.

Corporate Center

The Corporate Center segment encompasses three types of items: the results of those companies which cannot be clearly assigned to a specific business segment; consolidating entries; and one-time effects that, in order to ensure comparability, have not been allocated to a business segment.

The trend in net commission income and general administrative expenses can be attributed largely to changes in profit consolidation from banking support operations. General administrative expenses were primarily affected by other administrative expenses for group projects begun in 2004 and strategic Group-wide activities. Accrual effects in general administrative expenses and commissions, which reduce the result reported for the first nine months, will be offset by the end of the year. Net interest income increased mainly as a result of investment income from the proceeds of the capital increase at the end of January 2006 that was conducted to finance the acquisition of Banca Comercială Română. The deterioration in other operating result for the first three quarters of this year was caused by a one-time effect from a securities settlement case and the resulting valuation adjustments.

V. QUARTERLY FOREIGN EXCHANGE SUMMARY

	End of period rates			Average rates (YTD)		
	30/9/06	**31/12/05**	**%-Change**	**1-9 2006**	**1-9 2005**	**%-Change**
CZK/EUR	28.33	29.00	2.3%	28.45	30.05	5.3%
SKK/EUR	37.39	37.88	1.3%	37.66	38.69	2.6%
HUF/EUR	273.00	252.87	-8.0%	265.40	247.30	-7.3%
HRK/EUR	7.39	7.37	-0.2%	7.32	7.43	1.5%
CSD/EUR	82.40	85.12	3.2%	85.79	82.27	-4.3%

Positive change = appreciation vs EUR, negative change = depreciation vs EUR

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section

Appendix

I. INCOME STATEMENT

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Net interest income	2,261.5	2,063.5	9.6
Risk provisions for loans and advances	-331.2	-329.1	0.6
Net commission income	1,036.5	921.9	12.4
Net trading result	187.8	171.6	9.4
General administrative expenses	-2,112.3	-1,990.0	6.1
Income from insurance business	25.3	36.9	-31.4
Other operating result	-29.4	-10.4	>-100
Pre-tax profit for the period	**1,038.2**	**864.4**	**20.1**
Taxes on income	-233.6	-209.1	11.7
Profit for the period	**804.6**	**655.3**	**22.8**
Minority interests	-155.3	-146.5	6.0
Net profit after minority interests	**649.3**	**508.8**	**27.6**

II. BALANCE SHEET

in EUR million	30/9/06	31/12/05	%-Change
ASSETS			
Cash and balances with central banks	2,355	2,726	-13.7
Loans and advances to credit institutions	18,307	16,858	8.6
Loans and advances to customers	87,230	80,419	8.5
Risk provisions for loans and advances	-2,823	-2,817	0.2
Trading assets	6,006	5,426	10.7
Fair value through profit and loss and available for sale	18,738	18,644	0.5
Financial investments	25,519	23,611	8.1
Intangible assets	1,919	1,911	0.4
Tangible assets	1,649	1,688	-2.3
Other assets	3,669	4,192	-12.5
Total assets	**162,569**	**152,660**	**6.5**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Amounts owed to credit institutions	34,135	33,911	0.7
Amounts owed to customers	80,660	72,793	10.8
Debts evidenced by certificates	18,603	21,291	-12.6
Provisions	9,069	8,635	5.0
Other liabilities	5,395	5,279	2.2
Subordinated capital	5,261	4,290	22.6
Total equity	9,446	6,461	46.2
Shareholders' equity	7,179	4,129	73.9
Minority interests	2,267	2,332	-2.8
Total liabilities and shareholders' equity	**162,569**	**152,660**	**6.5**

III. ERSTE BANK – DIVISIONAL REPORTING

Segment overview

	AUSTRIA		CENTRAL AND EASTERN EUROPE		INTERNATIONAL BUSINESS		CORPORATE CENTER		ERSTE BANK GROUP TOTAL	
in EUR million	1-9 2006	1-9 2005	1-9 2006	1-9 2005	1-9 2006	1-9 2005	1-9 2006	1-9 2005	1-9 2006	1-9 2005
Net interest income	1,157.5	1,156.0	941.2	806.3	108.8	114.5	64.1	-13.3	2,261.5	2,063.5
Risk provisions for loan and advances	-252.1	-267.4	-79.2	-52.0	0.2	-9.7	0.0	0.0	-331.2	-329.1
Net commission income	661.5	591.0	379.8	341.3	25.1	22.7	-30.0	-33.1	1,036.5	921.9
Net trading result	98.8	91.4	88.9	79.7	0.0	0.0	0.1	0.5	187.8	171.6
General administrative expenses	-1,242.7	-1,228.1	-804.3	-718.4	-25.2	-27.2	-40.1	-16.3	-2,112.3	-1,990.0
Income from insurance business	15.7	30.9	9.6	6.0	0.0	0.0	0.0	0.0	25.3	36.9
Other operating results	34.4	9.7	-23.7	6.5	9.9	2.1	-49.9	-28.7	-29.4	-10.4
Pre-tax profit	473.0	383.5	512.2	469.4	118.9	102.4	-65.9	-90.9	1,038.2	864.4
Taxes on income	-102.3	-95.1	-122.0	-108.4	-31.2	-29.0	21.8	23.4	-233.6	-209.1
Minority interest	-135.9	-111.1	-21.6	-19.2	0.0	0.0	2.1	-16.2	-155.3	-146.5
Net profit after minority interests	234.8	177.3	368.7	341.8	87.7	73.5	-41.9	-83.8	649.3	508.8
Average risk-weighted assets	49,524.4	46,067.4	21,394.8	15,795.0	7,704.8	6,387.9	347.8	352.2	78,971.8	68,602.5
Average attributed equity	2,045.0	1,954.5	1,543.9	1,194.4	556.0	483.0	2,503.3	26.6	6,648.2	3,658.5
Cost/income ratio	64.3%	65.7%	56.7%	58.3%	18.8%	19.8%	n.a.	n.a.	60.2%	62.3%
ROE based on net profit	15.3%	12.1%	31.8%	38.2%	21.0%	20.3%	n.a.	n.a.	13.0%	18.5%
Funding costs	-42.2	-48.1	-43.5	-47.7	0.0	0.0	-13.4	-15.1	-99.0	-110.9

Austria segment

in EUR million	SAVINGS BANKS		RETAIL & MORTGAGE		LARGE CORPORATES		TRADING & INV. BANKING	
	1-9 2006	1-9 2005	1-9 2006	1-9 2005	1-9 2006	1-9 2005	1-9 2006	1-9 2005
Net interest income	616.5	618.3	386.2	383.9	105.4	105.4	49.4	48.5
Risk provisions for loan and advances	-133.3	-145.0	-73.6	-79.8	-45.2	-42.6	0.0	0.0
Net commission income	275.8	252.0	248.9	234.6	68.7	53.6	68.1	50.9
Net trading result	16.7	12.6	7.8	7.4	2.6	1.0	71.7	70.4
General administrative expenses	-622.4	-620.3	-472.7	-473.2	-71.6	-64.2	-76.1	-70.3
Income from insurance business	0.0	0.0	15.7	30.9	0.0	0.0	0.0	0.0
Other operating results	6.7	3.4	-2.8	5.4	22.1	2.6	8.4	-1.8
Pre-tax profit	159.9	120.9	109.5	109.1	82.0	55.8	121.7	97.7
Taxes on income	-34.3	-31.4	-23.5	-25.1	-17.8	-13.2	-26.7	-25.4
Minority interest	-117.3	-87.9	-13.0	-16.5	-5.5	-6.7	0.0	0.0
Net profit after minority interests	**8.3**	**1.6**	**72.9**	**67.4**	**58.7**	**35.9**	**95.0**	**72.3**
Average risk-weighted assets	25,525.5	23,685.4	13,135.4	12,109.6	7,684.2	6,585.0	3,179.3	3,687.4
Average attributed equity	313.1	262.0	947.9	915.7	554.5	497.9	229.4	278.8
Cost/income ratio	**68.5%**	**70.3%**	71.8%	72.1%	40.5%	40.1%	40.2%	41.4%
ROE based on net profit	**3.5%**	**0.8%**	10.3%	9.8%	14.1%	9.6%	55.2%	34.6%
Funding costs	-10.0	-11.1	-21.2	-24.3	-10.8	-11.6	-0.2	-1.1

Central and Eastern Europe (CEE) segment

	CZECH REPUBLIC		SLOVAKIA		HUNGARY		CROATIA		SERBIA	
in EUR million	1-9 2006	1-9 2005	1-9 2006	1-9 2005	1-9 2006	1-9 2005	1-9 2006	1-9 2005	1-9 2006	1-9 2005
Net interest income	527.4	434.8	164.5	139.8	167.9	150.1	78.5	80.7	2.9	0.9
Risk provisions for loan and advances	-32.5	-19.9	-9.6	-9.0	-25.2	-14.1	-10.3	-8.3	-1.6	-0.7
Net commission income	237.0	217.2	61.1	62.0	58.1	45.3	20.9	16.1	2.7	0.6
Net trading result	38.6	35.8	15.2	9.0	22.1	27.5	13.6	6.9	-0.6	0
General administrative expenses	-443.8	-408.1	-137.5	-122.7	-141.3	-133.6	-61.1	-52.6	-20.5	-1.4
Income from insurance business	9.6	6.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other operating results	-5.4	26.3	-3.2	-5.8	-14.5	-11.4	-0.6	-2.5	-0.1	-0.1
Pre-tax profit	330.9	292.1	90.6	73.3	67.0	63.8	41.0	40.4	-17.3	-0.2
Taxes on income	-81.6	-76.9	-17.7	-10.6	-15.0	-13.0	-8.2	-7.9	0.6	0.0
Minority interest	-8.9	-6.4	-0.1	0.2	-0.2	-0.1	-12.5	-12.9	0.1	0.0
Net profit after minority interests	**240.4**	**208.9**	**72.7**	**62.8**	**51.8**	**50.7**	**20.3**	**19.6**	**-16.6**	**-0.2**
Average risk-weighted assets	11,245.8	8,868.5	3,244.2	2,290.5	3,794.4	2,348.4	2,955.4	2,175.7	154.9	111.9
Average attributed equity	611.5	670.6	234.1	173.2	273.9	177.6	213.3	164.5	11.2	8.5
Cost/income ratio	**54.6%**	**58.8%**	**57.1%**	**58.2%**	**57.0%**	**59.9%**	**54.1%**	**50.7%**	**n.a.**	**n.a.**
ROE based on net profit	**39.5%**	**41.5%**	**41.4%**	**48.4%**	**25.2%**	**38.0%**	**12.7%**	**15.9%**	**n.a.**	**n.a.**
Funding costs	-13.0	-16.8	-10.2	-12.2	-14.1	-15.1	-3.3	-3.3	-2.8	-0.3

ERSTE BANK
ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED
2006 NOV -6 P 12:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	**Erste Bank**	Firma	**SEC**
Abteilung/Firma dept.	**Investor Relations**	Abteilung/Firma dept.	**Office of International Corporate Finance**
Mitarbeiter/ attn.		Mitarbeiter/ attn.	**Paul Dudek**
Telefon	**+43 (0)5 0100 - 17693**	Fax	**+1 202 772 9207**
Fax	**+43 (0)5 0100 9 - 13112**		
E-Mail	**investor.relations@erstebank.at**		

Sie erhalten / Transmission consists of Seite(n) einschließlich dieser. / page(s) including this.

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **31.10.2006**

INVESTOR INFORMATION

Vienna, 31 October 2006

Erste Bank submits share purchase offer to Banca Comercială Română's employee shareholders

Following the closing of the acquisition of Banca Comercială Română (BCR) on 12 October 2006, Erste Bank der oesterreichischen Sparkassen AG (Erste Bank) today launched an offer to purchase the BCR-employee shares.

The owners of BCR-employee shares (BCR employee shareholders) currently hold 63,397,500 shares in total, representing 8% of the share capital. They will have the opportunity to either sell their shares or swap them for Erste Bank shares. The offer price is based on the price per share (EUR 7.65) paid by Erste Bank for its acquisition of a majority stake in BCR. The offer period will run from the 1st to 24th November 2006. All payments and all share transfers will be concluded by December 22nd 2006 at the latest.

"The management of both Erste Bank Group and BCR believe that the success of our companies was and will only be made possible by the continuing commitment and effort of our employees. Consequently, our aim is to ensure that our employees benefit from, and share in, the success of our business and we therefore encourage employee ownership of shares in the bank," said Andreas Treichl, CEO of Erste Bank and Nicolae Danila, CEO of BCR in a joint statement. "Our mid-term aim is to increase employee ownership in Erste Bank Group from the current 1.8% to at least 5 %," continued Treichl.

Erste Bank Group's employee share purchase programme, "Creating Value", was established four years ago. This programme, which from the 2nd quarter of 2007 onwards will also be available for the employees of BCR, allows group employees to purchase Erste Bank shares at preferential conditions.

The Offer

BCR employee shareholders will be given the opportunity to sell their holdings in BCR at a fixed price or participate in the future success of Erste Bank by swapping their BCR shares into Erste Bank shares. They can choose one or a mix of the three alternatives described below:

A) Cash Offer

Under the cash offer Erste Bank will pay the same price per share as paid to AVAS in the course of the privatisation process. A discount of 15 % will be deducted from the original EUR 7.65 offer price to reflect a part of the premium paid by Erste Bank to the Romanian state for gaining control of BCR. The cash price per share will therefore amount to EUR 6.50. Erste Bank will offer to purchase all BCR-employee shares at once in 2006. BCR employee shareholders will have the opportunity to choose if they wish to be paid in EUR or RON. Theoretically, if all BCR-employee shares were sold for cash, Erste Bank would pay a total purchase price of approx. EUR 412 million.

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten
Transmission consists of

Seite(n) einschließlich dieser.
page(s) including this.

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **31.10.2006**

ERSTE BANK

B) Share Offer

BCR employee shareholders will be able to exchange their BCR shares for newly issued Erste Bank shares (quoted on Vienna and Prague stock exchange and intended to be listed on the Bucharest stock exchange in 2007) at an exchange ratio of 6:11. This means for each 6 BCR shares,

the seller will receive 1 Erste Bank share. The shareholders are subject to a lock-up period of 1 year before they can sell their new Erste Bank shares on the market. If all BCR-employee shares were swapped into Erste Bank shares, this would result in the issuance of 10,566,250 new Erste Bank shares.

C) Share offer with option to sell

BCR-employee shareholders, who have chosen to exchange their BCR shares for Erste Bank shares under the conditions described above, may immediately sell up to 50% of the Erste Bank shares received at a guaranteed fixed price of EUR 45.90 to Erste Bank. This price reflects a value of EUR 7.65 per BCR share. Thus, it represents an opportunity to monetize up to 50 % of the BCR-employee shares at the same favourable valuation as in the share exchange. The remaining Erste Bank shares can be freely sold on the capital market (Vienna, Prague or Bucharest after the intended listing) after the lock-up period of 1 year.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

[1] The exchange ratio is based on the average price for Erste Bank shares over the year between 1 September 2005 and 31 August 2006 as well as the price per share of BCR paid to the Romanian state of EUR 7.65, and results in an exchange value of EUR 45.90 (EUR 7.65 times 6). If the number of shares swapped is not divisible by 6, the remaining up to 5 BCR shares will be bought in cash for EUR 7.65 per BCR share.